U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Sternbach, Stephen
   (Last)     (First)  (Middle)

   c/o Star Multi Care Services, Inc.
   33 Walt Whitman Road
   (Street)

   Huntington Station, New York 11746
   (City)              (State)  (Zip)


2. Issuer Name and Ticker or Trading Symbol

   Star Multi Care Services, Inc. (SMCS)


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   March/1997


5. If Amendment, Date of Original (Month/Year)

   March/1997

6. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

       Chairman of the Board
       Chief Executive Officer

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             End of       Form:
                                  action      action         (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date        Code        -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/     -------------      Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)    Code      V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -----   -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                   3/12/97     I       V      5000           D   $5.375        827,155           D

Common Stock                   3/18/97     I       V      5000           D   $5.0625       822,155           D

Common Stock                   3/24/97     P              5000           A   $5.125        827,155           D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                            Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------







                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------







Explanation of Responses:



By: /s/ STEPHEN STERNBACH               Date: March 31, 1997
    ---------------------                     --------------
        STEPHEN STERNBACH

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).